FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2004

Commission File Number 000-28522

ASE Test Limited
 (Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Incorporation by Reference

This Form 6-K is deemed incorporated by reference to the registrant’s registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Date: Feburary 5, 2004.	By:	/s/ Richard Wei

	Name:	Richard Wei
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	February 5, 2004

FOR IMMEDIATE RELEASE

Contact:
Richard C. Wei, Chief Financial Officer
Tel. (US)	+1-510-687-2531	email :richard_wei@aseglobal.com
(Taiwan)	+886-2-8780-5489

ASE Test Limited & Subsidiaries Announce Unaudited Fourth Quarter and Full Year Results for the Period Ended December 31, 2003

Taipei, Taiwan, February 5, 2004 -- ASE Test Limited (Nasdaq : ASTSF), the world’s largest independent provider of semiconductor test services, today announced its fourth quarter diluted earnings of $0.09 per share under accounting principles generally accepted in the United States (US GAAP), up from a diluted net loss of $0.43 per share in the year ago period and diluted earnings of $0.02 per share in the third quarter of 2003 (3Q03). Under accounting principles generally accepted in the Republic of China (ROC GAAP), ASE Test Limited reported fourth quarter diluted earnings of $0.13 per share, up from a diluted net loss of $0.46 per share in the year ago period (4Q02) and diluted earnings of $0.01 per share in the third quarter of 2003. The Company’s fourth quarter net income amounted to $9.0 million under US GAAP and $13.2 million under ROC GAAP.

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on ROC GAAP and denominated in US dollars.)

4Q03 Results:

Revenues

Net revenues for the quarter totaled a record $125.9 million, up 68% from the year-ago period and up 22% from 3Q03. Test revenues accounted for 64% of total revenues during the quarter; assembly revenues accounted for the remaining 36%. (The terms “assembly revenues” and “packaging revenues” are used interchangeably in this press release.)

Test revenues, at $80.3 million, grew 44% from 4Q02 and 18% from 3Q03. Compared with 3Q03, the growth in revenues was mainly driven by volume increase; average selling price (ASP) per unit of time increased modestly, as a result of better revenue mix. Test revenue breakdown by type of testing services is shown in the table below.

Test Revenue Breakdown	Revenue Change from 3Q03	Percent of Test Revenues
Final Test—Logic	20%	69%
Wafer Sort & Other	19%	23%
Engineering	-19%	4%
Final Test—Memory	45%	2%
Hardware	35%	2%
Total Test	18%	100%

Assembly revenues, at $45.6 million, increased 135% from 4Q02 and 30% from 3Q03. Compared with 3Q03, assembly volume in total pin count, excluding modules (which were classified as system in package or SIP), increased by mid-teens percentage while ASP per pin, excluding modules, declined slightly. Assembly revenue breakdown by package type is as follows:

Assembly Revenue Breakdown	Revenue Change from 3Q03	Percent of Assembly Revenues
SIP	57%	45%
BGA	0%	19%
PDIP	27%	12%
LQFP/TQFP	9%	9%
QFP	37%	9%
PLCC	1%	4%
SO & Other	64%	2%
Total Assembly	30%	100%

The Company’s top customers in 4Q03 included Agilent Technologies, Altera, ATI Technologies, Atmel, Genesis Microchip, GlobespanVirata, IBM, Lattice Semiconductor, LSI Logic, Marvell, nVidia, Philips, Qualcomm, Silicon Integrated Systems, and VIA Technologies. Revenues from the Company’s top five customers accounted for 44% of total revenues in 4Q03, and one customer accounted for over 10%. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 50% of total revenues, up from 46% in 3Q03.

The following is the Company’s estimated end market composition:

	1Q03	2Q03	3Q03	4Q03
Communications	33%	43%	45%	47%
Computers	33%	26%	27%	25%
Consumer	26%	24%	23%	22%
Industrial	5%	4%	3%	3%
Other	3%	3%	2%	3%

Expenses

Cost of revenues (COR) in 4Q03 totaled $97.7 million, up 40% from 4Q02 and up 17% from 3Q03. The depreciation component ($34 million) of COR represented 27.0% of revenues in 4Q03, compared with 45.4% of revenues in 4Q02 and 31.4% in 3Q03.

Gross margin for the quarter was 22.4%, up from 7.2% in the year ago quarter and up from 19.2% in 3Q03. By segment, the gross margin for the test business was in the high-20% range, an improvement from the high-single-digits range in 4Q02 and mid-20% range in 3Q03. For the assembly business, the gross margin was slightly over 10%, compared with low-single-digits range in 4Q02 and high-single-digits range in 3Q03.

Operating expenses (R&D and SG&A expenses) in 4Q03 fell by 63% from the year-ago period and increased 8% from 3Q03. (Operating expenses in the year-ago period included a $35.3 million impairment charge for the write down of fixed assets in the test business. Excluding the impairment charge, operating expenses would have increased 21% year-over-year.) As a result of the improvement in gross margin and limited increase in operating expenses, the Company’s operating margin improved from negative 60.5% in 4Q02 (negative 13.5% excluding the impairment charge) and positive 2.3% in 3Q03 to positive 7.5% in 4Q03.

Net non-operating income totaled $2.5 million in 4Q03, compared with non-operating expenses of $2.0 million in 4Q02 and $1.6 million in 3Q03. Net interest expense totaled $1.5 million in 4Q03, down from $3.9 million in 4Q02 and $3.1 million in 3Q03. Investment income, arising from the Company’s equity ownership in affiliated companies, totaled $5.0 million in 4Q03, compared with $1.9 million in 4Q02 and $1.2 million in 3Q03.

Company-wide headcount at the end of 4Q03 increased 14% from the end of 3Q03, with most of the additions taking place in manufacturing.

Earnings

Net income under US GAAP was $9.0 million in 4Q03, compared with a net loss of $43.0 million in the year-ago period and net income of $2.1 million in 3Q03. Net income under ROC GAAP in 4Q03 was $13.2 million, versus a net loss of $45.6 million in the year-ago period and net income of $0.7 million in 3Q03. The ROC GAAP to US GAAP reconciliation difference in 4Q03 primarily relates to a positive adjustment of $2.6 million related to goodwill amortization, a negative adjustment of $2.9 million for stock and cash compensation, and a negative adjustment of $3.8 million related to value of ASE Inc stock options granted to ASE Test employees.

Diluted EPS in 4Q03 under US GAAP was $0.09, versus a loss of $0.43 a year ago and earnings of $0.02 in 3Q03. Diluted EPS under ROC GAAP amounted to $0.13, compared with a loss of $0.46 in 4Q02 and earnings of $0.01 in 3Q03.

Balance Sheet

At the end of the quarter, the Company had $77 million in cash and short-term investments and $60 million in unused lines of credit. Total debt was $307 million and comprised of $59 million in short-term debt and $248 million in long-term debt. The Company’s debt maturity, as of the end of 4Q03, was as follows:

Amount ($ million)
Within the current year	59
During the second year	97
During the third year	59
During the fourth year	61
During the fifth year and thereafter	31

2003 Full-Year Results:

Revenues

The Company’s full year revenues totaled $391.9 million, an increase of 30% from $302.0 million in 2002. Test revenues represented 66% of the total, and assembly revenues comprised the remaining 34%. Top customers in 2003 included Agilent Technologies, Altera, ATI Technologies, Atmel, Genesis Microchip, GlobespanVirata, Lattice, LSI Logic, Marvell, Motorola, nVidia, Philips, Qualcomm, S.I.S., and VIA Technologies. One customer accounted for over 10% of revenues.

Expenses

Cost of revenues increased by 15% in 2003, with a majority of the largest increase from purchases of raw materials and components for use in modules. Full year gross margin was 17.7%, up from 7.1% in 2002.

Operating expenses fell by 30% from 2002, primarily due to a lack of impairment charge in 2003. Excluding the impact of impairment charge, operating expenses increased by 10%. Operating margin was positive 0.3% in 2003, up from negative 25.2% (negative 13.5% without the impairment charge) in 2002.

Net non-operating expenses totaled $10.7 million, down from $15.6 million. The decline was primarily due to lower net interest expense and higher investment income from affiliates.

Earnings

Net loss under US GAAP was $2.8 million in 2003, compared with a net loss of $73.3 million in 2002. The net loss under ROC GAAP was $3.5 million, versus a net loss of $81.3 million in 2002.

Capital Expenditures

In 2003, the Company spent $171 million on fixed assets, including $143 million on test equipment, $19 million on assembly equipment, and $9 million on buildings and other infrastructure projects. At the end of the year, the Company had a total of 864 testers and 469 wirebonders.

Business Outlook:

The Company presently expects its first quarter total revenues to be about flat from 4Q03 and estimates its gross margin should contract slightly from its 4Q03 level.

US GAAP Adjustments

Under ROC GAAP, the Company will continue to amortize its goodwill and, as such, expects to make a positive adjustment of approximately $2.6 million in its 1Q04 net income under US GAAP. Additionally, the Company estimates that it will accrue cash and stock bonus related compensation expense of approximately $1.9 million and employee stock option expense of $0.9 million under US GAAP in 1Q04.

Equipment Addition

In 2004, the Company expects to purchase or lease equipment with a value totaling approximately $250 million. This level of spending will be adjusted based on actual business conditions.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Dec. 31, 2002	For the Three Months Ended Sep. 30, 2003	For the Three Months Ended Dec. 31, 2003

ROC GAAP:
Net revenues	$75,167	$103,085	125,926
Cost of revenues	69,717	83,338	97,707

Gross profit	5,450	19,747	28,219
Operating expense
R&D	4,504	4,693	5,922
SG&A	11,075	12,694	12,881
Impairment of assets	35,321	0	0

Subtotal	50,900	17,387	18,803

Operating income/(loss)	(45,450)	2,360	9,416

Non-operating expense (income)
Interest income	(364)	(373)	(159)
Interest expense	4,311	3,453	1,620
Others	(1,996)	(1,471)	(3,999)
Subtotal	1,951	1,609	(2,538)

Income/(loss) before tax and minority interest	(47,401)	751	11,954
Income tax expense/(benefit)	(1,764)	(2,147)	(1,275)

Income (loss) before extraordinary loss	(45,637)	2,898	13,229

Extraordinary loss	0	2,203	0

Net income/(loss) (ROC GAAP)	$(45,637)	695	13,229

Net income/(loss) (US GAAP)	$(43,012)	2,133	9,002

Diluted EPS (ROC GAAP)	$(0.46)	$0.01	0.13
Diluted EPS (US GAAP)	$(0.43)	$0.02	0.09
Margin Analysis:
Gross margin	7.2%	19.2%	22.4%
Operating margin	-60.5%	2.3%	7.5%
Net margin (ROC GAAP)	-60.7%	0.7%	10.5%
Net margin (US GAAP)	-57.2%	2.1%	7.1%
Additional Data:
Testing revenue	$55,745	$67,942	$80,347
Assembly revenue	19,422	35,143	45,579
Shares outstanding	99,067,790	99,082,150	99,546,216
Shares used in diluted EPS calculation	99,067,790	99,080,849	100,454,223

	For the Year Ended Dec. 31, 2002	For the Year Ended Dec. 31, 2003

ROC GAAP:
Net revenues	$301,962	$391,930
Cost of revenues	280,573	322,542

Gross profit	21,389	69,388
Operating expense
R&D	18,342	19,833
SG&A	43,687	48,384
Impairment of assets	35,321	0

Subtotal	97,350	68,217

Operating income/(loss)	(75,961)	1,171

Non-operating expense (income)
Interest income	(2,291)	(923)
Interest expense	16,687	13,546
Others	1,154	(1,945)
Subtotal	15,550	10,678

Income/(loss) before tax and minority interest	(91,511)	(9,507)
Income tax expense/(benefit)	(10,243)	(5,992)

Net income/(loss) (ROC GAAP)	$(81,268)	$(3,515)

Net income/(loss) (US GAAP)	$(73,325)	$(2,798)

Diluted EPS (ROC GAAP)	$(0.82)	$(0.04)
Diluted EPS (US GAAP)	$(0.74)	$(0.03)

Margin Analysis:
Gross margin	7.1%	17.7%
Operating margin	-25.2%	0.3%
Net margin (ROC GAAP)	-26.9%	-0.9%
Net margin (US GAAP)	-24.3%	-0.7%

Additional Data:
Testing revenue	$214,331	$257,490
Assembly revenue	87,631	134,440

Shares outstanding	99,067,790	99,546,216
Shares used in diluted EPS calculation	98,600,205	99,110,225

ASE Test Limited

Consolidated Statements of Cash Flows (US$ thousands) (unaudited)

	For the Year Ended Dec. 31, 2002	For the Year Ended Dec. 31, 2003

Cash Flows From Operating Activities
Net loss	$(81,268)	$(3,515)
Adjustments
Depreciation and amortization	154,251	142,377
Impairment loss on fixed assets	35,321	0
Accrued interest on convertible bonds	12,161	8,415
Investment loss (income) under equity method	1,496	(4,208)
Other	(7,543)	4,746
Changes in operating assets and liabilities	(10,518)	(15,786)

Net Cash Provided by Operating Activities	103,900	132,029

Cash Flows From Investing Activities
Acquisition of properties	(108,717)	(142,674)
Proceeds from sale of properties	5,625	5,646
Increase in long-term investment	(50,161)	(5,963)
Decrease (increase) in short-term investment	29,003	(3,500)
Increase in other assets	(7,297)	(7,458)

Net Cash Used in Investing Activities	(131,547)	(153,949)

Cash Flows From Financing Activities
Proceeds from issuance of shares	21,037	3,354
Increase (decrease) in short-term borrowings	34,054	(8,365)
Increase in long-term debts	41,865	226,617
Repayments of long-term debts & capital lease	(58,245)	(36,642)
obligations
Decrease in long-term bonds payable	-	(209,005)

Net Cash Used in Financing Activities	38,711	(24,041)

Translation Adjustments	1,699	(1,918)

Net increase (decrease) in Cash and Cash Equivalents	12,763	(47,879)
Cash and Cash Equivalents, Beginning of Period	106,065	118,828
Cash and Cash Equivalents, End of Period	118,828	70,949

Interest paid	4,361	4,595
Income tax paid	217	0
Cash paid for acquisitions of properties
Purchase price	126,009	171,271
Increase in payable	(17,292)	(28,597)

	108,717	142,674

     ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Dec. 31, 2002	Dec. 31, 2003
Cash and cash equivalents	$118,828	$70,949
Short-term investments	2,500	6,000
Accounts receivable	58,631	93,806
Inventories	13,059	21,174
Other current assets	10,106	17,754

Total current assets	203,124	209,683

Long-term investments	93,702	104,021
Net fixed assets	531,496	572,086
Consolidated debits	72,322	62,217
Other assets	24,829	30,040

Total assets	$925,473	$978,047

Short-term borrowings	$44,000	35,635
Accounts payable	18,435	43,860
Payable for fixed assets	27,139	52,781
Current portion of LT debt	35,725	23,750
Other current liabilities	13,391	20,854

Total current liabilities	138,690	176,880

Long-term debt	244,271	248,028
Other liabilities	3,573	7,152

Total liabilities	386,534	432,060
Shareholders’ equity	538,939	545,987

Total liabilities & shareholders’ equity	$925,473	$978,047

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2002 Annual Report on Form 20-F filed on June 30, 2003.